STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this "Agreement") is dated as of December 21, 2007 between Companhia de Bebidas das Américas - AmBev, a Brazilian corporation (the "Buyer"), on the one hand and Arnhold and S. Bleichroeder Advisers, LLC, a Delaware limited liability company (the "Seller"), on the other hand.

RECITALS

A. The Buyer owns, directly or indirectly, 604,440,000 Class A shares, 26,388,914 Class B shares, and 6,000,000 ADSs (each ADS representing two Class B shares) of Quilmes Industrial (Quinsa), Société Anonyme, a Luxembourg corporation (the "Company").

B. The Seller is deemed to beneficially own 564,702 ADSs (each ADS representing two Class B shares) (together with any additional Class A shares, Class B shares and ADSs of which Seller acquires beneficial ownership on or subsequent to the date hereof and prior to Closing Date, the “Shares”) of the Company.

C. The Buyer is willing to acquire the Shares from the Seller, and the Seller is willing to sell the Shares to the Buyer, all upon the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained in this Agreement and for other valuable consideration, the Buyer and the Seller agree as follows:

ARTICLE ONE
TERMS OF THE TRANSACTION

SECTION 1.1 Sale and Purchase. Subject to the conditions set forth in Article Five, the Seller, on the Closing Date, shall sell the Shares to the Buyer, by tendering (and not subsequently withdrawing) the Shares in the Tender Offer (as defined below) or pursuant to Section 1.3 (c) below and in accordance with the terms of Section 1.4 below. Notwithstanding anything in this Agreement to the contrary, Seller shall not be obligated to sell or tender (and, if tendered, Seller may withdraw) up to 30,000 ADSs that are held in client accounts, to the extent such client that terminates its account with Seller after the date of this Agreement.

SECTION 1.2 Purchase Price. As consideration for the Shares, the Buyer shall pay to the Seller a purchase price of US$ 4.0625 per Class A share, US$ 40.625 per Class B share and US$ 81.25 per ADS (each such price per share, the “Initial Purchase Price”, and, as may be adjusted as provided in this Agreement, the respective "Purchase Price"); provided, however, that if the Tender Offer Price (as defined below) for any of such shares is greater than the Initial Purchase Price, the respective Purchase Price shall be increased so as to be equal to the Tender Offer Price . The Initial Purchase Price and the Purchase Price shall be appropriately adjusted to reflect any stock splits, stock dividends or similar transactions.

SECTION 1.3 The Tender Offer. (a) Subject to the terms hereof, on or before December 26, 2007, the Buyer shall publicly announce its intent to make a tender offer (the "Tender Offer") to acquire any and all of the outstanding Class A shares, Class B shares and ADSs (each ADS representing two Class B shares) not held by the Buyer or its Affiliates (as defined in Section 6.6), in each case at the respective Purchase Price of US$ 4.0625 per Class A share, US$ 40.625 per Class B share and US$ 81.25 per ADS. The expiration date of the Tender Offer shall initially be twenty business days (as defined under the rules and regulations of the U.S. Securities and Exchange Commission), which may be extended by the Buyer as it deems appropriate subject to compliance with the other terms of this Agreement. Each such price per share or ADS, or any greater amount per share paid pursuant to the Tender Offer as it may be amended by the Buyer, is referred to as the "Tender Offer Price". The Buyer's obligation to accept for payment and to pay for any Class A shares, Class B shares or ADSs (each ADS representing two Class B shares) pursuant hereto shall be subject to no conditions other than those set forth in Article Five hereof. The Buyer expressly reserves the right to increase the Tender Offer Price, and it may decrease the Tender Offer Price provided it shall not decrease the Tender Offer Price below the Initial Purchase Price set forth in Section 1.2 hereof above. The Buyer and Seller agree that if more than 5,968,722 Class B shares (including Class B shares held in the form of ADSs) are tendered (and not withdrawn) as of the expiration of the Tender Offer (as that date may be adjusted in accordance herewith), the Tender Offer Price shall be adjusted by the Buyer to US$ 4.125 per Class A share, US$ 41.25 per Class B share and US$ 82.50 per ADS. Each condition set forth in the Tender Offer may be waived by the Buyer, in whole or in part at any time and from time to time, in its sole discretion.

(b) As soon as practicable following the announcement of its intent to make the Tender Offer, the Buyer shall file with the Luxembourg Commission de Surveillance du Secteur Financier (“CSSF”) a draft offer to purchase and ancillary documents. Once the CSSF has completed its review of the offer to purchase and ancillary documents, the Buyer will file with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the "Schedule TO") with respect to the Tender Offer. The Buyer will cause the Schedule TO, the offer to purchase and all amendments or supplements thereto (which together constitute the "Offer Documents") to comply in all material respects with the Exchange Act and the rules and regulations thereunder.

(c) If (i) the Buyer terminates or abandons the Tender Offer, (ii) the Tender Offer is terminated by Buyer pursuant to Section 6.1(b) (without Buyer having been instructed to do so by Seller), in each case for any reason other than the failure of the Tender Offer to have been consummated by the Termination Date as a result of one of the conditions in Section 5.1 or Section 5.2 (insofar as applicable to the Tender Offer) hereof, or (iii) this Agreement is terminated by Seller pursuant to Section 6.1(a)(iii) following a material default by Buyer of Buyer’s covenants, representations and warranties set forth in this Agreement, then in each case (subject to the other conditions hereunder as applicable to the purchase and sale outside the Tender Offer) the Seller shall sell the Shares to Buyer, and the Buyer shall purchase the Shares from Seller, at the respective Purchase Price of US$ 4.125 per Class A share, US$ 41.25 per Class B share and US$ 82.50 per ADS. Furthermore, if (i) for any reason, following the commencement of the Tender Offer, the Seller does not tender, or the Seller withdraws, the Shares from the Tender Offer (except as provided in the second sentence of Section 1.1), (ii) the Tender Offer is terminated by Buyer at the instruction of the Seller pursuant to Section 6.1(b), or (iii) the Tender Offer is terminated by Buyer pursuant to Section 6.1(b) due to failure of the conditions in Section 5.1 or Section 5.2 (insofar as applicable to the Tender Offer), then in each case (subject to the other conditions hereunder as applicable to the purchase and sale outside the Tender Offer) the Seller shall sell the Shares to Buyer, and the Buyer shall purchase the Shares from Seller, at the respective Purchase Price of US$ 4.0625 per Class A share, US$ 40.625 per Class B share and US$ 81.25 per ADS.

SECTION 1.4 The Closing. The closing of the purchase and sale of the Shares pursuant hereto (the “Closing”) shall be effected in accordance with the terms set forth in this Agreement. If the Shares are sold pursuant to the Tender Offer, Seller shall deliver the Shares and the Buyer shall deliver the Tender Offer Price in accordance with the Offer Documents. If the Shares are not sold by the Seller as part of the Tender Offer, the Seller, on the Closing Date (as defined below), shall deliver, or cause to be delivered, certificates for the Shares (or book entry transfer of the Shares) for the account of the Buyer and the Buyer shall wire transfer to Seller the amount of the aggregate Purchase Price therefor. If the Shares are not purchased and sold as part of the Tender Offer, and if nevertheless the Seller is obligated to sell the Shares to Buyer, and the Buyer is obligated to purchase the Shares from Seller pursuant to Section 1.3 (c) hereof, then the purchase and sale of the Shares shall take place at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York or at such other place as the parties may agree upon, at 10:00 A.M., local time on the third business day following the earliest event that requires the Closing under Section 1.3 (c) (in each case, the “Closing Date”).

ARTICLE TWO
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Buyer, as of the date hereof and as of the Closing Date, as follows:

SECTION 2.1 Power and Capacity. (a) The Seller is duly organized and validly existing under the laws of Delaware and has full power and legal right to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Seller, constitutes the legal, valid and binding agreement of the Seller and is enforceable against the Seller in accordance with its terms.

(b) The execution and delivery by the Seller of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (i) violate any provision of the Seller’s organizational documents, (ii) conflict with or result in a breach of, create an event of default (or an event that, with the giving of notice or lapse of time or both, would constitute an event of default) under, or give any third party the right to accelerate any obligation under, any agreement, mortgage, license, lease, indenture, instrument, order, arbitration award, judgment or decree to which the Seller is a party or by which the Seller or any asset or property of the Seller is bound or affected.

SECTION 2.2 The Shares. As of the date hereof, the Seller is the beneficial owner of 564,702 ADSs (each ADS representing two Class B shares). As of the date hereof, the Seller does not beneficially own any other shares of the Company. The Shares of the Company beneficially owned by the Seller as of the date hereof are held, and the Shares beneficially owned by the Seller as of the Closing Date will be held, to the best knowledge of Seller, free and clear of all liens, charges, encumbrances, equities and claims whatsoever (except to the extent of margin claims with respect to Shares held in client margin accounts) and are not and will not be subject to any restriction with respect to their transferability. No third party has a basis for any claim against (or with respect to) the shares of the Company held by the Seller. Upon the payment by the Buyer of the Purchase Price as provided for herein and the delivery of the certificates for the Shares by the Seller, the Buyer will possess good and marketable title to all of the Shares, free and clear of all liens, charges, encumbrances, equities and claims whatsoever.

SECTION 2.3  Finders or Brokers. In connection with the consummation of the transactions contemplated hereby, the Seller has not employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or commission in connection with this Agreement and the transactions contemplated hereby, except as set forth in the Seller’s Statement on Schedule 13D filed with the Securities and Exchange Commission on November 27, 2007 (the “Schedule 13D”).

SECTION 2.4 Tender of the Shares. The Seller will tender its Shares into the Tender Offer in accordance with the terms thereof as promptly as practicable following the commencement of the Tender Offer, and for so long as this Agreement remains in effect the Seller will not withdraw its Shares from the Tender Offer.

ARTICLE THREE
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller, as of the date hereof and as of the Closing Date, that:

SECTION 3.1  Power and Capacity. (a) The Buyer is duly organized and validly existing under the laws of Brazil and has full power and legal right to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Buyer, constitutes the legal, valid and binding agreement of the Buyer and is enforceable against the Buyer in accordance with its terms.

(b) The execution and delivery by the Buyer of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (i) violate any provision of the articles of incorporation or by-laws of the Buyer, (ii) conflict with or result in a breach of, create an event of default (or an event that, with the giving of notice or lapse of time or both, would constitute an event of default) under, or give any third party the right to accelerate any obligation under, any agreement, mortgage, license, lease, indenture, instrument, order, arbitration award, judgment or decree to which the Buyer is a party or by which the Buyer or any asset or property of the Buyer is bound or affected.

ARTICLE FOUR
COVENANTS OF THE SELLER AND THE BUYER

SECTION 4.1 Publicity; Confidentiality. Except as required by law, the Seller may not, prior to the Closing Date, directly or indirectly issue any press release or otherwise make any public statement or disclosure with respect to the existence or terms of this Agreement, the transactions contemplated hereby or the Tender Offer without first consulting with the Buyer and obtaining the written consent thereof; provided, however, that as soon as practicable after the announcement by the Buyer of its intent to make the Tender Offer, the Seller shall (i) cause to be filed an amendment to the Seller’s Schedule 13D that includes disclosure substantially to the effect of that attached hereto as Annex A, a copy of this Agreement and such other matters as are required to be disclosed in such filing by the rules and regulations of the Securities and Exchange Commission, and (ii) cause to be disseminated via press release or newswire a statement substantially to the effect of that attached hereto as Annex A.

SECTION 4.2 Solicitation. From the date hereof until the Closing Date, the Seller may not, directly or indirectly, challenge the legality, fairness or attractiveness of any provision of the Tender Offer consistent in all material respects with this Agreement or solicit or provide any information for the purpose of soliciting any challenge to the legality, fairness or attractiveness of any provision of the Tender Offer consistent in all material respects with this Agreement.

SECTION 4.3 Standstill. The Seller agrees that it will neither purchase nor sell, directly or indirectly, Class A shares, Class B shares or ADSs (each ADS representing two Class B shares) of the Company, or any options, warrants, puts, calls, swaps or other derivative instruments with respect thereto, (i) during the period commencing on the date hereof and concluding on the earlier of December 26, 2007 and the date following the date on which the Buyer publicly announces its intent to make a Tender Offer and (ii) at any time during the period commencing on the date of the sale of the Shares pursuant hereto and terminating five years thereafter. Seller shall not be deemed to be in violation of this Section 4.3 as a result of any decision by a client of Seller to establish (after the date of this Agreement) or terminate any account with Seller, and, notwithstanding clause (ii) of the immediately preceding sentence, Seller may sell any Class A shares, Class B shares or ADSs (each ADS representing two Class B shares) of the Company that are held in such account at the time the account was established.

SECTION 4.4 Further Assurances. The Buyer and the Seller, at their sole cost and expense and without expense to the other parties, will do such further acts and execute and deliver such further documents regarding their obligations hereunder as may be reasonably required solely for the purpose of (i) accomplishing the purposes of this Agreement or (ii) assuring and confirming unto the other party, the validity of any documents of conveyance to be delivered at Closing.

ARTICLE FIVE
CONDITIONS TO THE BUYER'S AND SELLER’S OBLIGATIONS

The obligations of the Buyer and Seller hereunder shall be subject to the satisfaction, as of the Closing Date, of certain conditions as specifically set forth below (any of which may be waived only by the party entitled to the benefit of such condition in its sole discretion):

SECTION 5.1  Governmental Action. There shall not be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal of the United States or any non-United States jurisdiction, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Tender Offer or the acquisition of some or all of the Class A shares or Class B shares or ADSs pursuant to the Tender Offer or (ii) in Buyer’s reasonable judgment, could materially and adversely affect the Buyer’s or its subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise could materially impair in any way the contemplated future conduct of the business of the Buyer or its subsidiaries, taken as a whole, or could materially impair the Buyer’s ability to purchase any and all outstanding Class A shares, Class B shares or ADSs of the Company in the Tender Offer. If the purchase and sale of the Shares shall not occur pursuant to the Tender Offer, and if nevertheless in accordance with Section 1.3 (c) hereto the Seller is obligated to sell the Shares to Buyer, and the Buyer is obligated to purchase the Shares from Seller, then the provisions of this Section referencing the Tender Offer shall instead refer to the purchase and sale of the Shares pursuant to this Agreement.

SECTION 5.2  Legal Proceedings. There shall not have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Tender Offer or the Buyer or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Buyer’s reasonable judgment, could directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Class A shares, Class B shares or ADSs illegal or otherwise restrict or prohibit completion of the Tender Offer, (ii) delay or restrict the Buyer’s ability, or render the Buyer unable, to accept for payment or pay for some or all of the Class A shares, Class B shares or ADSs, or (iii) materially and adversely affect the Buyer’s or its affiliates’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Buyer or its affiliates. If the purchase and sale of the Shares shall not occur pursuant to the Tender Offer, and if nevertheless in accordance with Section 1.3 (c) hereto the Seller is obligated to sell the Shares to Buyer, and the Buyer is obligated to purchase the Shares from Seller, then the provisions of this Section referencing the Tender Offer shall instead refer to the purchase and sale of the Shares pursuant to this Agreement.

SECTION 5.3 Representation and Warranties. The representations and warranties of the Seller set forth in Article Two shall be true and complete in all material respects as of the date hereof and the Closing Date. The representations and warranties of the Buyer set forth in Article Three shall be true and complete in all material respects as of the date hereof and the Closing Date.

ARTICLE SIX
MISCELLANEOUS

SECTION 6.1 Termination. (a) This Agreement and the transactions contemplated hereby may be terminated at any time on or prior to the consummation thereof as follows:

(i) by the written consent of both of the Buyer and the Seller;

(ii) by the Buyer if (x) there is or occurs an inaccuracy in any of the representations and warranties or the breach of any covenant of the Seller set forth in this Agreement, which inaccuracy or breach is not capable of being cured before the Closing Date, or (y) the conditions to the Buyer's obligations under this Agreement set forth in Sections 5.1 or 5.2 have not been satisfied or waived by the Buyer as of the Closing Date; provided, however, in the event the agreement is terminated in accordance with this clause (ii)(x) the Buyer's right, but not obligation, to purchase the Shares from Seller under Section 1.3(c) shall remain in full force and effect; or

(iii) by the Seller if (x) there is or occurs an inaccuracy in any of the representations and warranties or the breach of any covenant of the Buyer set forth in this Agreement, which inaccuracy or breach is not capable of being cured before the Closing Date; (y) the Buyer shall not have announced its intent to make the Tender Offer as provided in Section 1.3 by December 26, 2007 or (z) the conditions to the Seller's obligations under this Agreement set forth in Sections 5.1 or 5.2 have not been satisfied or waived by the Seller as of the Closing Date; provided, however, in the event this agreement is terminated in accordance with this clause (iii)(x) and (y), the Seller's right, but not obligation, to sell the Shares to Buyer under Section 1.3(c) shall remain in full force and effect.

(b) In the event the Tender Offer has not been consummated on or before February 15, 2008 (the “Termination Date”), the Buyer may, and if instructed in writing to do so by Seller, the Buyer shall, terminate the Tender Offer.

(c) Except for obligations set forth in Sections 4.1, 6.3 and 6.4, in the event that this Agreement is terminated pursuant to the provisions of Section 6.1(a)(i), Section 6.1(a)(ii)(y) or Section 6.1(a)(iii)(z), the Seller shall have no obligation to the Buyer and the Buyer shall have no obligation to the Seller under this Agreement. In the event that the Buyer terminates this Agreement pursuant to Section 6.1(a)(ii)(x), the right of the Buyer to pursue any and all rights it may have at law or equity or hereunder shall survive unimpaired, and in the event that the Seller terminates this Agreement pursuant to Section 6.1(a)(iii)(x) or Section 6.1(a)(iii)(y), the right of the Seller to pursue any and all rights it may have at law or equity or hereunder shall survive unimpaired.

SECTION 6.2 Notice. All notices, requests and other communications under this Agreement will be in writing and will be deemed to have been duly given if delivered personally, or sent by either certified or registered mail, return receipt requested, postage prepaid, by overnight courier guaranteeing next day delivery or by telecopier or email (with telephonic or machine confirmation by the sender), addressed as follows:

(a)
If to the Seller:

Arnhold and S. Bleichroeder Advisers, LLC
1345 Avenue of the Americas
New York, New York 10105
Attention: General Counsel
Telephone: (212) 698-3101
Facsimile: (212) 698-3271
Email: Mark.Goldstein@asbai.com and Jason.Dahl@asbai.com

With a copy to:

Thomas R. Stephens
Bartlit Beck Herman Palenchar & Scott LLP
1899 Wynkoop, Suite 800
Denver, CO 80202

Tel: (303) 592-3100
Fax: (303) 592-3140

Email: thomas.stephens@bartlit-beck.com

or at such other address, telecopy number or email address as the Seller may have advised the Buyer in writing; and

(b)
If to the Buyer:

Companhia de Bebidas das Américas - AmBev
Attention: General Counsel
Rua Dr. Renato Paes de Barros,
1017, 4º andar
Sao Paulo, SP
CEP 04538 001
Brazil
Tel: + 55 11 2122 1200
Fax: + 55 11 2122 1529

With a copy to:

Kevin W. Kelley, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
Tel: (212) 351-4000
Fax: (212) 351-5322
email: kkelley@gibsondunn.com

or at such other address, telecopy number or email address as the Buyer may have advised the Seller in writing. All such notices, requests and other communications shall be deemed to have been received on the date of delivery thereof (if delivered by hand), on the third day after the mailing thereof (if mailed), on the next day after the sending thereof (if by overnight courier) and when receipt is confirmed as provided above (if telecopied or sent via email).

SECTION 6.3 Fees and Expenses. Each party will pay the fees and expenses of its counsel, accountants, financial advisors or other experts retained by such party and all expenses incurred by it incident to the negotiation, preparation, execution, consummation, and performance of this Agreement and the transactions contemplated hereby.

SECTION 6.4 Governing Law. This Agreement and all disputes arising hereunder or controversies related hereto shall be governed by and construed and enforced in accordance with the internal, substantive laws of the State of New York, without giving effect to the conflict of laws rules thereof that would apply the law of any other jurisdiction. Legal proceedings commenced by the Seller or the Buyer arising out of any of the transactions or obligations contemplated by this Agreement shall be brought exclusively in the federal courts, or in the absence of federal jurisdiction in state courts, in either case in New York, New York. The Buyer and the Seller irrevocably and unconditionally submit to the jurisdiction of such courts and agree to take any and all future action necessary to submit to the jurisdiction of such courts. The Buyer and the Seller irrevocably waive any objection that they now have or hereafter may have to the laying of venue of any suit, action or proceeding brought in any such court and further irrevocably waive any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Final judgment against the Seller or the Buyer in any such suit shall be conclusive and may be enforced in other jurisdictions by suit on the judgment, a certified or true copy of which shall be conclusive evidence of the fact and the amount of any indebtedness or liability of the Seller or the Buyer therein described.

SECTION 6.5 Entire Agreement; Amendments; Waivers. This Agreement represents the entire agreement between the parties as to the subject matter hereof and supersedes and cancels any prior oral or written agreement, letter of intent or understanding related to the subject matter hereof. No provision of this Agreement may be terminated, amended, supplemented, waived or modified other than by an instrument in writing signed by the party against whom the enforcement of the termination, amendment, supplement, waiver or modification is sought.

SECTION 6.6 Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. The Buyer and the Seller may not assign or transfer any right hereunder without the prior written consent of the other parties, and any assignment without such consent shall be void and without effect; provided, however, that the Buyer may assign its rights and obligations hereunder to any wholly-owned Affiliate of the Buyer. "Affiliate" shall have the meaning ascribed to such term under Rule 144 of the Securities Act of 1933, as amended.

SECTION 6.7 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 6.8 No Third Party Beneficiaries. Nothing contained herein, express or implied, is intended to confer upon any person or entity other than the parties hereto and their successors in interest and permitted assignees any rights or remedies under or by reason of this Agreement.

SECTION 6.9 Counterparts; Headings. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties. The headings of the Articles and Sections of this Agreement have been inserted for convenience of reference only, are not to be considered a part of this Agreement, and shall in no way modify or restrict any of the terms or provisions of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

Companhia de Bebidas das Américas - AmBev, a Brazilian corporation

By:	/s/ Graham Staley
Name:	Graham Staley
Title:	Officer

By:	/s/ Pedro Mariani
Name:	Pedro Mariani
Title:	Officer

Arnhold and S. Bleichroeder Advisers, LLC, a Delaware limited liability company

By:	/s/ Mark Goldstein
Name:	Mark Goldstein
Title:	Senior Vice President

ANNEX A

New York, December [•], 2007 - Arnhold and S. Bleichroeder Advisers, LLC (“ASBA”) announced today that it is filing an amendment to its Schedule 13D filed with the Securities and Exchange Commission on November 27, 2007, in which ASBA discloses that it has entered into a Stock Purchase Agreement with Companhia de Bebidas das Américas - AmBev (“AmBev”) pursuant to which ASBA has agreed to sell its American Depositary Shares (“ADSs”) in Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”) to AmBev in the voluntary offer announced today by AmBev for the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) of Quinsa that are not owned by AmBev or its subsidiaries.

ASBA believes that the purchase price of U.S.$ 4.0625 per Class A share, U.S. $40.625 per Class B share (U.S. $81.25 per ADS) is fair to Quinsa’s shareholders other than AmBev and its subsidiaries.